Edward D. Jones & Co., L.P.

12555 Manchester Road

St. Louis, MO 63131

October 16, 2020

Edward Jones Money Market Fund

12555 Manchester Road

St. Louis, MO 63131

Re:    Waiver Under the Distribution Agreement

Ladies and Gentlemen:

In light of the disruptions to transportation and the social-distancing guidelines, quarantines, self-isolations and full and partial office closures implemented in response to the continuing novel coronavirus disease (COVID-19) pandemic and the declarations of states of emergency by the Federal government and state governments, and consistent with temporary exemptive relief granted by the U.S. Securities and Exchange Commission from the requirement under Section 15(c) of the Investment Company Act of 1940, as amended, that the renewal of a distribution agreement for a registered investment company be approved at an in-person meeting of the board overseeing such registered investment company, Edward D. Jones & Co., L.P. (the “Distributor”) and the Edward Jones Money Market Fund (the “Fund”), hereby waive the requirement under Section 9 of the Distribution Agreement between the Fund and the Distributor, dated January 27, 2017 (the “Agreement”), that the renewal of the Agreement for an additional one-year period ending October 2021 be approved at an in-person meeting of the Board of Trustees of the Fund.

This waiver shall apply solely to the renewal of the Agreement for the above-referenced period and shall not be construed as an amendment of such Agreement.

Please sign below to evidence your agreement with the terms stated herein.

EDWARD D. JONES & CO., L.P. (by its General Partner, EDJ Holding Company, Inc.)

By:	Andrew T. Miedler

Name:	Andrew T. Miedler
Title:	Assistant Treasurer

Agreed and acknowledged:

EDWARD JONES MONEY MARKET FUND

By:	Julius A Drelick III

Name:	Julius A Drelick III
Title:	President